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SEC FILE NUMBER
001-13927

CUSIP NUMBER
125965103

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	November 4, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
CSK Auto Corporation

Full Name of Registrant

Former Name if Applicable

645 E. Missouri Ave. Suite 400

Address of Principal Executive Office (Street and Number)
Phoenix, Arizona 85012

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
CSK Auto Corporation (the “Company”) was not able to timely file its Quarterly Report on Form 10-Q (the “Third Quarter 10-Q”) for the quarterly period ended November 4, 2007 (the “third quarter of fiscal 2007”) by December 14, 2007, the prescribed due date, because of recent developments relative to CSK Auto, Inc.’s (“Auto”) anticipated compliance with future debt covenants that it is in the process of addressing and which bear on the content and completion of the Third Quarter 10-Q by the prescribed due date. Although the Company was in compliance with the leverage and fixed charge coverage ratio covenants under its Term Loan Facility dated June 30, 2006, as amended, as of the end of the third quarter of fiscal 2007, based on recent operating results and sales trends, the Company anticipates that Auto will not be in compliance with such covenants commencing at the end of the fourth quarter of fiscal 2007. As previously disclosed, the Company is currently seeking an amendment to its Term Loan Facility to minimize the possibility that it will be unable to comply with these covenants for the fourth quarter of fiscal 2007 and each of the quarters of its fiscal year 2008. The Company requires additional time to resolve the impacts of these developments which include, among other things, determining the balance sheet classification of the Company’s debt and related liquidity disclosures and reflecting such impacts in its Third Quarter 10-Q. The Company intends to file the Third Quarter 10-Q as promptly as practicable, and expects that such filing will be made by the December 19, 2007 extended deadline.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Randi Val Morrison	602	631-7139
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the third quarter of fiscal 2007, we will report a decrease in net sales of 2.4% compared to the third quarter of fiscal 2006. Net sales were $471.4 million in the third quarter of fiscal 2007 compared to $483.1 million in the third quarter of fiscal 2006. Same store sales for the third quarter of fiscal 2007 decreased 3.0% compared to the third quarter of fiscal 2006, consisting of a decrease of 4.8% in retail sales and an increase of 5.4% in commercial sales.
Our operating profit for the third quarter of fiscal 2007 will be approximately $4.3 million compared to $18.7 million in the prior year third quarter. The decrease was attributable to the decline in net sales, a 1.5% decline in our gross margin percentage, an increase in store operating expenses resulting primarily from new stores opened since the end of third quarter of fiscal 2006, severance costs related to the personnel reductions resulting from our strategic planning initiatives implemented during the third quarter of fiscal 2007 and certain other costs which will be described in our Third Quarter 10-Q. Operating cost increases in the quarter were partially offset by a decline in costs relative to the third quarter of fiscal 2006 related to the Audit Committee-led investigation concluded late in fiscal 2006 and associated restatement of our financial statements.
We will report a net loss of approximately $5.8 million, or $0.13 per diluted share, for the third quarter of fiscal 2007 compared to net income of $3.2 million, or $0.07 per diluted share, for third quarter of fiscal 2006.
Certain statements contained in this Form 12b-25 are forward-looking statements and are usually identified by words such as “may,” “will,” “expect,” “anticipate,” “believe,” “estimate,” “continue,” “could,” “should” or other similar expressions. We intend forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect current views about our plans, strategies and prospects and speak only as of the date of this Form 12b-25.
We believe that it is important to communicate our future expectations to our investors. However, forward-looking statements are subject to risks, uncertainties and assumptions often beyond our control, including, but not limited to, competitive pressures, the overall condition of the national and regional economies, factors affecting import of products, factors impacting consumer spending and driving habits such as high gas prices, war and terrorism, natural disasters and/or extended periods of inclement weather, consumer debt levels and inflation, demand for our products, integration and management of any past and future acquisitions, conditions affecting new store development, relationships with vendors, risks related to compliance with Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX” and such Section, “SOX 404”) and litigation and regulatory matters. Actual results may differ materially from anticipated results described in these forward-looking statements. For more information related to these and other risks, please refer to the Risk Factors section in the Annual Report on Form 10-K for the fiscal year ended February 4, 2007. In addition to causing our actual results to differ, the factors listed and referred to above may cause our intentions to change from those statements of intention set forth in this Form 12b-25. Such changes in our intentions may cause our results to differ. We may change our intentions at any time and without notice based upon changes in such factors, our assumptions or otherwise.
Except as required by applicable law, we do not intend and undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Given the uncertainties and risk factors that could cause our actual results to differ materially from those contained in any forward-looking statement, you should not place undue reliance upon forward-looking statements and should carefully consider these risks and uncertainties, together with the other risks described from time to time in our other reports and documents filed with the SEC.

CSK Auto Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	December 17, 2007	By	/s/ James D. Constantine

James D. Constantine
Executive Vice President of Finance and Chief Financial Officer
ATTENTION
Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).